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                                                                  EXHIBIT (a)(9)

                                                         FOR IMMEDIATE RELEASE
                                                         ----------------------
                                                         January 22, 1997


ZURN INDUSTRIES SUCCESSFULLY COMPLETES ELJER TENDER OFFER
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Erie, PA...Zurn Industries, Inc. (NYSE:ZRN) announced today the successful completion of its tender offer for shares of Eljer Industries, Inc. (NYSE:ELJ), based in Dallas, Texas.


On December 20, 1996, Zurn Industries, acting through its wholly owned subsidiary Zurn Acquisition Co., Inc., initiated an offer to purchase for cash all outstanding shares of common stock, par value $1.00 per share, of Eljer Industries at $24.00 net per share. The offer expired at midnight on Tuesday, January 21, 1997.

Harris Trust Company of New York, the Depositary, has informed Zurn Industries that 6,755,154 shares of Eljer stock were tendered and not withdrawn prior to the expiration of the tender offer, including 188,968 shares tendered under guaranteed delivery procedures. The tendered shares represent approximately 94.4 percent of all outstanding Eljer stock. All shares tendered and not withdrawn in the offer, including those subject to guaranteed delivery procedures, were accepted for payment.

As contemplated by the previously announced merger agreement, Zurn Industries will acquire the remaining 398,503 Eljer shares through a cash merger. In the merger, the remaining outstanding shares, other than those held by stockholders exercising appraisal rights, will be converted into the right to receive $24.00 per share. The merger is expected to be completed later this week.

Zurn Industries, Inc. is an industry leader in manufacturing and marketing plumbing and HVAC products and in providing water resource construction services and fire protection systems.



Contact: Steve Adams
ZURN INDUSTRIES, INC.
Erie, PA 814/452-2111